82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com





05009272

June 20, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 20, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 6/27

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

June 20, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Intersects Kimberlite in the First Diamond Drill Hole of the Current Drill Program

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to report on the results of drilling the first diamond drill hole on the 117 kimberlite pipe located in the Kenieba Nord diamond concession in western Mali, West Africa.

The first 64.9 metres consisted of eroded material that was deposited in the crater of the pipe. The rock from 64.9 to 134.0 m consisted of the pyroclastic facies of the kimberlite pipe consisting of rock composed of materials fragmented by volcanic explosions during the emplacement of the kimberlite. This material consists of fragments of the rock into which the pipe was formed as well as fragments of kimberlite. The section from 134.0 to 180.0 m consists of the diatreme facies of the kimberlite pipe or a breccia filled volcanic pipe. The breccia consists of fragments of rock broken off from the sides of the pipe and fragments of kimberlite within a kimberlite matrix. The drill hole was spotted on the south side of the pipe and drilled at an angle of -60° to the north.

Selected samples of the kimberlite will be tested for diamonds and diamond indicator minerals. A second drill hole is currently being drilled, also in the 117 kimberlite pipe. Carl Verley, the Qualified Person pursuant to NI 43-101, has reviewed this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director